                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 1999
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DIRECTORS' INTEREST.
                                 --------------------

AMVESCAP
116377
IMMEDIATE RELEASE  23 NOVEMBER 1999
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 0171-454 3652





In accordance with Chapter 9.11 and 16.13 of the Listing Rules, notification is hereby given that on 22 November 1999, the Trustees of the AMVESCAP Global Stock Plan ("the Plan"), sold 63,125 ordinary shares of AMVESCAP PLC at 589.1p per share. The Company was notified of the transaction on 23 November 1999. Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.





23 November 1999.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 23 November, 1999                     By /s/ ANGELA TULLY
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                                                 (Signature)

                                                Angela Tully
                                                Assistant Company Secretary